UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)

Pacific Health Care Organization, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

69439P209
(CUSIP Number)

Tom Kubota
21Toulon
Newport Beach, California 92660
(949) 721-8272
(Name, Address and Telephone Number of Person Authorized to
Receive Notes and Communications)

June 16, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 (AAct@) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69439P209

1.	Names of Reporting Persons
	Tom Kubota

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a) [ ]
		(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
	United States of America

Number of	7.	Sole Voting Power
Shares		22,830
Beneficially	8.	Shared Voting Power
Owned by		411,593(1)
Each	9.	Sole Dispositive Power
Reporting		22,830
Person	10.	Shared Dispositive Power
With		411,593(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	434,423

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	54%

14.	Type of Reporting Person (See Instructions)
	IN

(1)  These shares are held of record by Nanko Investments, Inc.  Mr. Kubota founded Nanko Investments, Inc. as a private investment firm.  Mr. Kubota is the President, and sole owner of Nanko Investments, Inc.  As such, Mr. Kubota may be deemed to have voting and dispositive power over the shares held by Nanko Investments, Inc.

CUSIP No. 69439P209

1.	Names of Reporting Persons
Nanko Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
Nevada

Number of	7.	Sole Voting Power
Shares		-0-
Beneficially	8.	Shared Voting Power
Owned by		411,593(2)
Each	9.	Sole Dispositive Power
Reporting		-0-
Person	10.	Shared Dispositive Power
With		411,593(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
411,593

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11)
51%

14.	Type of Reporting Person (See Instructions)
CO

(2)  Mr. Kubota is the founder, President and sole owner of Nanko Investments, Inc.  As such, Mr. Kubota may be deemed to have voting and dispositive power over the shares held by Nanko Investments, Inc.

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $.001, (“Common Stock”) of Pacific Health Care Organization, Inc. (the “Issuer”) which has its principal executive offices at 21 Toulon, Newport Beach, California 92660.

Item 2.  Identity and Background

This Statement is being filed by (i) Tom Kubota (“Kubota”), by virtue of both his direct ownership of shares of Common Stock of the Issuer and by virtue of his indirect ownership of shares of the Issuer that are held of record by Nanko Investments, Inc. (“Nanko”).  Kubota is the founder, President and sole owner of Nanko, and (iii) Nanko, by virtue of its direct ownership of Common Stock.  Kubota and Nanko are collectively referred to as the “Reporting Persons” they are each individually referred to as the “Reporting Person.”

The following information relates to Kubota:

(a)	Name: Tom Kubota

(b)	Business Address: 21 Toulon
Newport Beach, California 92660

(c)	Present Principal Occupation: President of the Issuer

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship: United States of America

The following information relates to Nanko:

(a)	Name: Nanko Investments, Inc.

(b)	Business Address: 21 Toulon
Newport Beach, California 92660

(c)	Present Principal Occupation: Private investment firm.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Place of Organization: Nevada

Item 3.  Source and Amount of Funds

On June 16, 2008 Kubota acquired 272,313 shares of Common Stock of the Issuer for $250,000.  Kubota agreed to pay $125,000 upon delivery of the shares and $125,000 within three years thereafter.  The initial $125,000 was paid from Kubota’s personal funds.  The additional $125,000 will also be paid from Kubota’s personal funds.  Kubota directed that the shares be registered in the name of Nanko, Kubota’s solely owned private investment firm.

Item 4.  Purpose of Transaction

The acquisition described herein was not for the purpose of changing control of the Issuer.  Prior to and following the acquisition described herein, Kubota was and continues to be the President and Chairman of the Board of Directors of the Issuer.  Prior to the acquisition, the Reporting Persons were the single largest shareholder of the Issuer, owning approximately 21% of the outstanding common stock of the Issuer.  The Reporting Persons acquired the shares because they were available for sale and the Reporting Persons chose to acquire them.  The Reporting Persons do not have current plans to, nor are they aware of any plans or proposals that may relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the possible disposition of securities of the Issuer; (b) an extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in or affecting the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material changes in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in and inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5.  Interest in Securities of the Issuer

(a)   Collectively, the Reporting Persons beneficially own 434,423 shares, or 54% of the outstanding Common Stock of the Issuer, based upon the records of the Issuer’s transfer agent as of June 25, 2008, as set forth below.

Number of Shares	Description of Beneficial Ownership

411,593	Shares held indirectly by Kubota through Nanko

22,830	Shares held directly by Kubota

(b)   Kubota has the sole power to vote or direct the vote of 22,830 shares of Common Stock.  Kubota and Nanko share the power to vote or direct the vote of 411,593 shares of Common Stock.  As the President and sole owner of Nanko, Kubota may be deemed to have the sole power to vote or direct the vote of Nanko.

(c)          Other than as disclosed herein, during the past 60 days, the Reporting Persons have not made any purchases of Common Stock of the Issuer.

(d)          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(e)          Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Exhibits

Exhibit No.	Exhibit
1	Joint Filing Agreement between the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2008	By:	/s/ Tom Kubota
Tom Kubota

Nanko Investments, Inc.

Date: June 27, 2008	By:	/s/ Tom Kubota
Tom Kubota
President